UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated February 04, 2013: Ocean Rig UDW Inc. Announces Financing and Contract Developments.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-184450) filed with the Securities and Exchange Commission on October 16, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: February 4, 2013	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES

FINANCING AND CONTRACT DEVELOPMENTS

Nicosia, Cyprus – February 4, 2013 – Ocean Rig UDW Inc. (NASDAQ: ORIG) (the “Company” or “Ocean Rig”), a global provider of offshore deepwater drilling services, announced today the following:

$1.35 billion Bank Facility

The Company announced that it has received firm commitments from lenders for a $1.35 billion syndicated secured term loan to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena. This facility has a 5 year term, and approximately an 11 year repayment profile. The facility bears interest at LIBOR plus a margin. Lead banks are DNB Bank and Nordea Bank supported by several other commercial lenders. Also participating in this financing are export credit agencies Garanti-Instituttet for Eksportkreditt (GIEK), Export Credit Norway and the Import-Export Bank of Korea (KEXIM).

This agreement is subject to definitive documentation which the Company expects to complete in the first quarter of 2013.

Contract Award for the Eirik Raude

Ocean Rig has entered into definitive documentation for one of its semi-submersible drilling rigs, the Eirik Raude, with a major oil company. The drilling contract is for a firm four-well program plus options, with an estimated duration of about 12 months, for drilling offshore West Africa, with an estimated backlog of about $217 million, including mobilization and demobilization. The rig is scheduled to commence this contract in the second half of 2013, in direct continuation of its previous contract in Ireland.

About Ocean Rig

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 10 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 8 ultra deepwater drillships, 3 of which remain to be delivered to the company during 2013 and 1 in 2015.

Visit the Company’s website at www.ocean-rig.com.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forwardlooking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties. The forward-looking statements in this release are based upon various assumptions, may of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements. Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii);hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Contact:

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com

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